Exhibit 99.3

PRICING TERM SHEET

Dated May 21, 2025

TO PRELIMINARY PROSPECTUS SUPPLEMENT DATED May 21, 2025

Bilibili Inc.

Offering of 10,281,240 shares of Class Z Ordinary Shares

The information in this pricing term sheet supplements Bilibili Inc.’s preliminary prospectus supplement, dated May 21, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated January 9, 2023 (the “Prospectus”) included in the Registration Statement on Form F-3 (Registration No. 333-269158), and supersedes the information in the Preliminary Prospectus Supplement and Prospectus to the extent inconsistent with the information therein. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and Prospectus, including all documents incorporated by reference therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Offering Memorandum. References to dollar amounts are references to either U.S. or H.K. dollars.

Issuer:	Bilibili Inc. (“Bilibili”)

Securities Offered:	Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited (the “Underwriters”), each acting severally on behalf of itself and/or its respective affiliates are offering and selling short 10,281,240 Class Z ordinary shares, US$0.0001 par value per share, of Bilibili Inc. (the “Class Z ordinary shares”) to facilitate hedging transactions by certain investors subscribing for our 0.625% convertible senior notes due 2030 (the “Notes”) in the Concurrent Notes Offering (as defined below). No new Class Z ordinary shares will be issued in this offering.

Ticker / Exchange:	BILI / The Nasdaq Global Select Market
9626 / The Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”)

SEHK Last Reported Sale Price of the Class Z ordinary shares:	HK$146.00 per Class Z ordinary share, on May 21, 2025.

Public Offering Price per Share of Class Z Ordinary Share:	Initially, HK$140.10

Trade Date:	May 22, 2025.

Settlement Date:	May 23, 2025. It is a non-standard settlement cycle for Class Z ordinary shares and purchasers need to make arrangements for timely delivery of the purchase consideration to prevent a failed settlement.

Concurrent Note Offfering:	On May 21, 2025, Bilibili announced the pricing of its previously announced public offering of US$600,000,000 aggregate principal amount of the Notes. The issuance and sale of the Notes are scheduled to settle on May 23, 2025, subject to customary closing conditions. Bilibili granted the Underwriters of the Concurrent Note Offering a 30-day option to purchase up to an additional US$90,000,000 principal amount of Notes solely to cover over-allotments.

The Notes will accrue interest at a rate of 0.625% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2025. The initial conversion rate of the Notes is 42.1747 shares of Class Z ordinary shares per $1,000 principal amount of Notes, which represents an initial conversion price of approximately HK$185.63 per share of Class Z ordinary share. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

Bilibili estimates that the net proceeds from the Concurrent Note Offering, if it is consummated, will be approximately US$589,450,000 (or approximately US$678,100,000 if the initial purchasers of the Concurrent Note Offering fully exercise their option to purchase additional Notes), after deducting the initial purchasers’ discounts and commissions and estimated issuance expenses.

Bilibili expects to use the net proceeds of the Concurrent Note Offering for the enhancement of its content ecosystem to facilitate user growth, accelerate IP asset creation, and unleash its inherent potential, improving its overall monetization efficiency, funding the Concurrent Repurchase, funding future repurchases (from time to time) under its share repurchase program, and other general corporate purposes.

The Concurrent Note Offering is being made to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Note Offering. See “Description of the Concurrent Offering of Convertible Senior Notes” in the Preliminary Prospectus Supplement.

Book-Running Managers:	Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited

Bilibili has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the Class Z Ordinary Share Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the related base prospectus and the other documents Bilibili has filed with the SEC for more complete information about Bilibili and the Class Z Ordinary Share Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attention: Prospectus Department, Email: Prospectus-ny@ny.email.gs.com, Telephone: 1 (866) 471-2526; or Morgan Stanley Asia Limited, c/o Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, Email: prospectus@morganstanley.com, Telephone: 1 (866) 718-1649.

The information in this pricing term sheet is not a complete description of the Class Z ordinary shares. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the related base prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Class Z ordinary shares.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.